UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40- F ☐

On May 15, 2025, Lifezone Metals Limited issued a press release announcing the results of the Annual General Meeting of shareholders held on May 15, 2025. A copy of that press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press Release, dated May 15, 2025, titled “Lifezone Metals Announces Voting Results from its 2025 Annual General Meeting.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: May 15, 2025	By:	/s/ Spencer Davis
	Name:	Spencer Davis
	Title:	Chief Legal Officer

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